

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 7, 2006

Mr. Xue Lian Bian
Linkwell Corporation
c/o James M. Schneider, Esq.
Schneider Weinberger & Beilly LLP
2200 Corporate Blvd, NW, Suite 210
Boca Raton, FL 33431

Re: Linkwell Corporation
Amendment No. 1 to Registration Statement on Form SB-2
Filed on May 11, 2006
File No. 333-131666

Dear Mr. Bian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2/A#1 FILED MAY 11, 2006

General

1.   Please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Registration Statement Cover Page

2.   The amount of shares being registered in the table is not the same as disclosed in the prospectus. Please reconcile. Also provide a total for the number of shares being registered.

3.   Please explain why you are registering shares representing 175% of the 15 million shares issuable upon conversion of the preferred stock. You may not register shares greater than the amount that is convertible under the current conversion rate.

4.   We note your response to prior comment 10. The scope of Rule 416 does not extend to "cheap stock" or other adjustments to the exercise price of the warrants or the conversion price of the preferred stock (i.e., adjustments that result from issuances of common stock that are priced below market). Rather, we interpret stock splits, stock dividends and "similar transactions" to mean transactions that affect all stockholders equally. Please confirm that you are not attempting to use Rule 416 to register for resale an indeterminate number of shares which may be issuable in circumstances which do not affect all shareholders equally. For example, if the number of shares issuable pursuant to the preferred stock or warrants increases for any other reason than a stock split, dividend or similar transaction, and you do not have enough registered shares, you will have to file a new registration statement to register the difference before those shares could be publicly resold.

Risk Factors, page 4

5.   We note your response to prior comment 13. However, the third sentence, not the second sentence was deleted. Please delete the <u>second</u> sentence of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

6.   We note your response to prior comment 16. Please identify the names of the related parties.

Capitalization, page 14

7.   Please revise to agree these numbers to the face of your balance sheet.

Results of Operations, page 17

8.   Please quantify the extent that the increase in revenues was attributable to an increase in the volume of products sold and an increase in average selling prices. In addition, please better explain the specific facts and circumstances that resulted in the significant improvement in the gross profit margin during 2005.

Liquidity and Capital Resources, page 21

9.   It appears that the disclosure that your cash balance was $992,219 at December 31, 2005 is not accurate and should be revised.

10.   We note your responses to comments 25 and 27 from our previous comment letter dated March 8, 2006. As previously requested, please revise the disclosures about the changes in your allowances for inventory and accounts receivable to address the specific facts and circumstances that led to changes. In this regard, we note your statement that management determined that you needed an inventory allowance in 2005; however, it remains unclear from your disclosures what specific facts resulted in the need for an allowance in 2005. Similarly, we note your disclosures regarding average days outstanding for third party and related party accounts receivable. It is not clear to us how you calculated average days outstanding and it appears that the actual average days outstanding may be higher than you disclosed. Please clarify or revise. In addition, please explain why the average days outstanding are considerably higher for you than what would be expected for a US company, why the average days outstanding for related party accounts receivable are considerably higher than for third party accounts receivable, and why related party accounts receivable continued to significantly increase during the interim period ended March 31, 2006. Based on your outstanding accounts receivable and average days outstanding, it remains unclear from your disclosure why management determined that it was appropriate to decrease the accounts receivable allowance.

11.   We read on page 24 that in January 2005 you entered into a five year agreement in which you agreed to pay Shanghai Shanhai Group a fixed return of $9,375 annually on Shanghai Shanhai Group's capital investment in you. Please help us understand how you are accounting for the fixed return and how you determined that your accounting is appropriate.

Our Business, page 30

Industry Background, page 30

12.   We note your response to prior comment 3. Please provide a more balanced disclosure in this section and under Competition. For example, prominently disclose that there are over 1,000 manufacturers and distributors of disinfectant products in China and that these products also prevent the spread of airborne viruses such as bird flu virus and SARS.

New Product Development, page 38

13.   We note that the Linkwell memorandum to China Direct Investments, dated April 28, 2006 (attached to your response letter) states that in November 2005, Likang launched

efforts related to Hypericin and determined the products caused toxic side effects. As a result, Likang has abandoned efforts related to the development of Hypericin based products in January 2006. Please revise your disclosure accordingly.

Certain Relationships and Related Transactions, page 55

14.   We note your response to prior comment 45. You disclose how the amount was determined, but do not explain why this amount was distributed. Please revise.

15.   We note your response to prior comment 46. Please quantify the value of the securities received by China Direct Investments and CIIC Investment Banking Services.

Principal Shareholders, page 57

16.   Please update the share information to the most recent practicable date.

17.   We note your response to prior comment 47. Since each of China Direct Investments and CIIC Investment Banking Services Co. beneficially own 5% or more of your shares, as indicated in your Selling Security Holders section, please add these entities to the table in addition to the other principal shareholders.

18.   We note your response to prior comment 48. Marc Siegel's beneficial ownership should also include the 1,350,000 shares held by Edge Capital Partners and Edge LLC, since he has voting and dispositive control over these securities. The same is true for James Wang and the 40% shares held by Edge Capital over which he has voting and dispositive control. Make corresponding changes in the Selling Security Holders section.

19.   We note your response to prior comment 49. Please clarify in your disclosure whether each of James Wang and Ting Ting Shan has sole voting and dispositive control over the other securities held by China Investments and CIIC Investment Banking Services, respectively. Since Marc Siegel is an affiliate of these entities, it seems that he would share voting and dispositive control over all the securities held by these entities. Make similar revisions in the footnotes for James Wang as related to Edge Capital Partners and Marc Siegel.

Selling Security Holders, page 64

20.   Please disclose the total number of shares upon which the table of beneficial ownership is based.

Experts, page 74

21.   Please revise to refer to the updated financial statements and accountants' report that are included in your filing.

Linkwell Corporation Financial Statements for the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-4

22.   It is unclear to us that you have correctly calculated the loss available to common shareholders. In this regard, it appears that you have not included the dividend in arrears for each series of preferred stock in your calculation of the loss available to common shareholders. Please advise or revise. Refer to paragraph 9 of SFAS 128.

Consolidated Statements of Stockholders' Equity, page F-5

23.   We note your response to the fifth bullet point of comment 65 from our previous comment letter dated March 8, 2006. Despite the fact that your board of directors has not yet declared the 6% cumulative dividends on your Series A and Series B Preferred Stock, you should disclose the per share and aggregate amounts of cumulative preferred dividends in arrears.

24.   We note your response to the second bullet points of comments 65 and 66 from our previous comment letter dated March 8, 2006. Based on the anti-dilution provisions of the warrants issued with your Series A and Series B Preferred Stock, such that any futures sales of stock by you at a price below the exercise price of these warrants would trigger an adjustment to the exercise price and number of shares into which the warrants convert, help us understand how you determined you meet the criteria of paragraphs 19 and 20 of EITF 00-19. It is not clear to us if there is a limit on the number of shares into which the warrants convert and if you can conclude that you have a sufficient number of authorized shares. In addition, please tell us how you determined the value of the registration statement rights penalty you recorded.

Consolidated Statements of Cash Flows, page F-6

25.   We note you reconcile net income from continuing operations to cash flows from operating activities. Please revise to reconcile net income to cash flows from operating activities in your annual and interim statements as required by paragraph 28 of SFAS 95. In addition, it appears to us that your presentation of discontinued operations does not fully comply with footnote 10 of SFAS 95. Please advise or revise.

26.   It is not clear to us what the change in "other payables" in cash flows from operating activities represents. It appears to us that this may be the change in the current portion of loans payable. Please advise or revise. Please be advised that cash changes in borrowings should be classified in cash flows from financing activities. Please note that you should present the proceeds from your borrowings and the repayment of your borrowings as two separate line items. Refer to paragraphs 13 and 18-20 of SFAS 95.

Note 1 – Organization and Summary of Significant Accounting Policies
Cash and Cash Equivalents

27.   We note that you no longer provide your accounting policy for cash and cash equivalents. Please revise to provide this policy. Refer to paragraph 10 of SFAS 95.

Restatement, page F-14

28.   We note that you restated your December 31, 2005 balance sheet to change the classification of your Deposit – related party to Accounts receivable – related party instead. We read that the reason for this change is that you determined that you purchased the building from this related party in August 2005 instead of your previously disclosed purchase date of February 2006. We have the following comments:

●   Confirm to us that at year end you have recorded depreciation on this acquired building for the period from August to December.

●   We note that the Asset Purchase Agreement filed as Exhibit 10.14 to this Form SB-2 states that you entered into the agreement with your related party to purchase this building in February 2006. Please reconcile your disclosure of an August 2005 purchase date to the date of your Asset Purchase Agreement. If applicable, please file the correct Asset Purchase Agreement.

●   We read on page F-16 that you leased approximately 21,500 square feet of manufacturing space from this related party through December 31, 2005, and we read on page 46 under "Property" that you leased this space until February 2006. Please reconcile these statements to your disclosure that you purchased this building in August 2005. Please clarify when you stopped paying rent for this space.

Note 6 – Related Party Transactions, page F-16

29.   It appears that the disclosure that your related party accounts receivable balance was $536,977 at December 31, 2005 is not accurate and should be revised.

30.   We read that you loaned $100,000 to Shanghai Likang Pharmaceuticals Technology Company, Limited in December 2005, and that this amount was repaid in April 2006. Based on the date of your auditors' report, it is not clear to us that the repayment of this note is covered by the auditors' report. Refer to comment 63 from our previous comment letter dated March 8, 2006.

Note 7 – Shareholders' Equity

31.   We note your response to comment 69 from our previous comment letter dated March 8,
        2006. Please tell us how you valued the 1,855,000 shares of common stock issued to
        China Direct and CIIC for services in the reverse merger. We note that this issuance is
        reflected in your equity due to the recapitalization. Please tell us how the shares were
        valued and help us understand why you do not believe you are required to reflect this
        expense in your financial statements.

Note 8 – Income Taxes, page F-22

32.   We note your response to comment 61 from our previous comment letter dated March 8,
        2006. Please confirm to us that you do not have any deferred tax assets, valuation
        allowances, deferred tax liabilities, deferred tax expense, or operating loss carryforwards.
        Otherwise, revise to provide all the disclosures required by SFAS 109.

FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2005

Item 8A – Controls and Procedures, page 42

33.   We note your disclosures concerning your restatement. Please revise to clearly state
        whether, in light of this restatement, your certifying officer has now concluded that your
        disclosure controls and procedures at December 31, 2005 were effective or ineffective. If
        you conclude that your disclosure controls and procedures were effective, please state
        that they were effective at the reasonable assurance level, in light of your use of this
        qualification in the first paragraph on page 43. If you conclude that your disclosure
        controls and procedures were effective, you should explain how you concluded that they
        were effective in light of the identified deficiency in your internal controls.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

Consolidated Statements of Operations, page 4

34.   Please tell us what consideration you gave to EITF 03-06 in determining earnings per
        share.

Item 3 – Controls and Procedures, page 31

35.   Please revise to clearly conclude whether your disclosure controls and procedures were
        effective or ineffective at March 31, 2006. If you conclude that your disclosure controls
        and procedures were effective, please state that they were effective at the reasonable
        assurance level, in light of your use of this qualification in the first paragraph on page 32.
        If you conclude that your disclosure controls and procedures were effective, you should

explain how you concluded that they were effective in light of the identified deficiency in your internal controls at year end, since it appears that you have not corrected this deficiency at March 31, 2006.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson at (202) 551-3737 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431